 Exhibit 99.1

Nayax Reports Fourth Quarter and Full Year 2025 Results

Full year revenue of $400.4 million, recurring revenue growth of 29%
Full year organic revenue growth of 24% (1)
Net income of $35.5 million with Adjusted EBITDA of $61.1 million (1)
2026 Revenue guidance of $510 million - $520 million
2026 Adjusted EBITDA(1) guidance of $85 million - $90 million

HERZLIYA, Israel, March 9, 2026 - Nayax Ltd. (Nasdaq: NYAX, TASE: NYAX), a global commerce payments and loyalty platform designed to help merchants scale their business, today announced its financial results for the fourth quarter and year ended December 31, 2025.

“Nayax delivered strong 2025 results and a very solid fourth quarter. We generated net income of $35.5 million compared to a loss just one year ago, a milestone that reflects the true earnings power of our business model. The company continued to scale profitability to record margins, advanced its strategic priorities, and executed well across the entire organization. We are at an important stage in Nayax’s evolution and the foundation we’ve built over the past twenty years is now translating into consistent, profitable growth. Furthermore, the market opportunity remains significant as cashless penetration in automated self-service environments is still relatively low. We're building a platform that gets stronger and more valuable with scale, creating a compounding network effect. Every merchant we add increases the value of our platform. Every transaction we process improves our routing algorithms. Every device we connect strengthens our proprietary data moat. As we continue to scale, our recurring revenue model drives profitable growth and progress towards our margin goals,” commented Yair Nechmad, Nayax Chief Executive Officer and Chairman of the Board.

(1)
Organic Revenue, Adjusted EBITDA, Free Cash Flow and Adjusted OPEX are non-IFRS financial measures. Please refer to the footnote 3 in the table below and the additional tables at the end of this press release for a reconciliation of Organic Revenue, Adjusted EBITDA, Free Cash Flow and Adjusted OPEX to the most directly comparable IFRS measure for each. The Company does not provide a reconciliation of forward-looking Adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) can vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially different than projected Adjusted EBITDA (non-IFRS).

Full Year 2025 Financial Highlights

(All comparisons are relative to the full year period ended December 31, 2025, unless otherwise noted)

Revenue Summary	2025 ($M)	2024 ($M)	Growth (%)
Payment processing fees	174.1	133.8	30.1%
SaaS revenue	113.1	88.5	27.9%
Total recurring revenue (1)	287.2	222.3	29.2%
POS devices revenue (2)	113.2	91.7	23.5%
Total revenue (3)	400.4	314.0	27.5%

Margin Summary	2025	2024	Variance
Payment processing margin	38.3%	34.0%	4.3%
SaaS margin	76.3%	77.3%	-1.0%
Total recurring margin	53.3%	51.3%	2.0%
POS devices margin	35.3%	30.1%	5.2%
Total margin	48.2%	45.1%	3.1%

(1)	Recurring revenue comprised of SaaS subscription revenue and payment processing fees.
(2)	POS devices revenue includes revenues that are derived mainly from the sale of our hardware products.
(3)
Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. Total revenue for the full year 2025 includes $12.3 million of revenues from recent acquisitions.

•	Revenue increased 27.5% to $400.4 million from $314.0 million in the prior year, driven by both new and existing customer expansion.

•	Organic Revenue growth for the year was 24%.

•	Recurring revenue from SaaS and payment processing fees grew 29.2%, to $287.2 million and represented 72% of total revenue.

o	Processing revenue growth of 30% continues to demonstrate our success as a scalable and valued payment partner to our diverse customer base as the market continues its cash-to-cashless conversion.

•	Hardware revenue increased by 23.5% to $113.2 million with strong demand for our products, solutions, and technology across all market segments.

•	Gross margin improved to 48.2% from 45.1%, primarily due to:

o
Recurring margin improved to 53.3% from 51.3%, driven mainly by processing margins that improved to 38.3% from 34.0% reflecting the ongoing benefits of renegotiated contracts with several bank acquirers and the Company’s improved smart-routing capabilities. SaaS margin stayed stable at 76%.

o	Hardware margin improved meaningfully to 35.3% from 30.1% driven by continuing optimization of our supply chain infrastructure, and better component sourcing and cost.

•
Operating profit was $37.6 million for the year. Excluding one-time gains related to the share purchases of Tigapo & Nayax Capital, operating profit would have been $27.3 million compared to $3.1 million, a significant improvement year over year.

•	Net income was $35.5 million. Excluding one-time gains related to the share purchases of Tigapo & Nayax Capital, net income would have been $25.3 million, compared to a net loss of $5.6 million.

•	Basic and diluted earnings per share for 2025 were $0.960 and $0.943, respectively. The basic loss per share for 2024 was $(0.157) per share.

•	Weighted average number of basic and diluted shares were 36,979,711 and 37,654,399, respectively, for 2025, compared the weighted average number of basic shares 35,762,292 for 2024.

•	Adjusted OPEX of $133.6 million dollars was 33.4% of revenue and continues to improve, a testament to our disciplined cost management.

•
Adjusted EBITDA was $61.1 million, representing a margin of 15.3% of total revenue for the full year 2025, compared to Adjusted EBITDA of $35.5 million, representing a margin of 11.3% of total revenue. This growth in our Adjusted EBITDA demonstrates the continued scaling of operating leverage in the business.

•
Cash flow provided from operating activities was $40.3 million and Free Cash Flow was $12.2 million mainly due to the ramp-up of our VPOS Media devices which required full advance payment to our new contract manufacturer and the timing of cash settlement from processing activities.

•	In 2025, Nayax completed two bonds and warrants offerings and raised a total of $307 million.

•	As of December 31, 2025, the Company had $320.7 million in cash and cash equivalents and short-term deposits. Short-term and long-term debt balances were at $327.7 million.

Full Year 2025 Operational Metric Highlights

Key Performance Indicators	2025	2024	Growth (%)
Total transaction value ($m)	6,449	4,873	32.3%
Number of processed transactions (millions)	2,873	2,378	20.8%
Take rate (payments) (4)	2.70%	2.73% (5)	-0.03%
Managed and connected devices (thousands)	1,463	1,260	16.1%
Customers	115,000	95,000	20.5%
ARPU ($) (6)	239	215	11.0%

(4)
Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the Company’s processing revenue by the total dollar transaction value in the same quarter.

(5)	Take rate for the period excludes certain gateway fees included in processing revenue and not reflected in the Company’s total transaction value.
(6)	Average revenue per unit (ARPU) is calculated using recurring revenue divided by the number of connected devices over a 12-month trailing period.

•	Total transaction value grew by 32.3% to $6.449 billion.

•	Number of processed transactions increased by 20.8% to 2.873 billion.

•	Take rate was 2.70% as the Company continues to expand into additional verticals and new geographies.

•	Total number of managed and connected devices was approximately 1.463 million devices representing an increase of 16.1%. Nayax added more than 203,000 devices for the full year 2025.

•
Growth in the customer base continued at a healthy pace with the Company adding more than 19,400 new customers for the full year 2025, bringing the total customer base to almost 115,000, an increase of 20.5% over the prior year.

•
ARPU increased to approximately $239 dollars, up 11% year over year. This increase is driven by two factors: continued conversion of existing machines from cash to cashless transactions, and our expansion into higher-value verticals.

•	The dollar-based net retention rate remained high at 120%, reflecting strong customer satisfaction, alongside a low customer churn rate of 2.8%

Fourth Quarter 2025 Financial Highlights

(All comparisons are relative to the fourth quarter and three-month period ended December 31, 2024, unless otherwise noted)

Revenue Summary	Q4 2025 ($M)	Q4 2024 ($M)	Growth (%)
Payment processing fees	46.5	37.6	23.6%
SaaS revenue	30.8	25.3	21.3%
Total recurring revenue (1)	77.3	62.9	22.7%
POS devices revenue (2)	42.2	26.1	62.2%
Total revenue (3)	119.5	89.0	34.3%

Margin Summary	Q4 2025	Q4 2024	Variance
Payment processing margin	38.2%	36.3%	1.9%
SaaS margin	78.5%	77.6%	0.9%
Total recurring margin	54.2%	53.0%	1.3%
POS devices margin	32.3%	29.4%	2.9%
Total margin	46.5%	46.1%	0.4%

(1)	Recurring revenue comprised of SaaS subscription revenue and payment processing fees.
(2)	POS devices revenue includes revenues that are derived mainly from the sale of our hardware products.
(3)
Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. Total revenue for Q4 2025 includes $3.9 million of revenues from recent acquisitions.

•	Revenue increased 34.3% to $119.5 million from $89.0 million driven by both new and existing customer expansion.

•	Organic Revenue growth for the quarter was 30%.

•	Recurring revenue from SaaS and payment processing fees grew 22.7%, to $77.3 million and represented 65% of total revenue.

•	Hardware revenue increased by 62.2% to $42.2 million with strong demand for our products across all market segments, in particular hardware in EV charging.

•	Gross margin improved to 46.5% from 46.1%, primarily due to:

o
Recurring margin improved to 54.2% from 53.0%, driven mainly by processing margins that improved to 38.2% from 36.3% reflecting the ongoing benefits of renegotiated contracts with several bank acquirers and the Company’s improved smart-routing capabilities.

o	Hardware margin improved to 32.3% from 29.4%, driven by continuing optimization of our supply chain infrastructure, and better component sourcing and cost.

•	Operating profit was $12.3 million compared to $3.6 million in last year’s fourth quarter.

•	Net income was $13.2 million compared to $1.6 million in last year’s fourth quarter.

•
Basic and diluted earnings per share for the quarter ending December 31, 2025 were $0.354 and $0.349, respectively. Basic and diluted earnings per share for the quarter ending December 31, 2024, were $0.045 and $0.044, respectively.

•
Weighted average number of basic and diluted shares for the fourth quarter of 2025 were 37,204,053 and 37,798,612, respectively, compared with weighted average number of basic and diluted shares for the fourth quarter of 2024 of 36,536,969 and 37,264,185, respectively.

•	Adjusted OPEX of $35.5 million dollars was 29.7% of revenue and continues to improve, a testament to our disciplined cost management.

•
Adjusted EBITDA was $20.6 million, representing a margin of 17.2% of total revenue, compared to Adjusted EBITDA of $12.8 million, representing a margin of 14.4% of total revenue, in last year’s fourth quarter.

•	In December, Nayax completed an additional note and warrant offering and raised $173.9 million.

•	Cash flow provided from operating activities was $15.6 million and Free Cash Flow was $8.5 million.

Fourth Quarter 2025 Operational Metric Highlights

Key Performance Indicators	Q4 2025	Q4 2024	Growth (%)
Total transaction value ($m)	1,752	1,308	33.9%
Number of processed transactions (millions)	760	646	17.6%
Take rate (payments) (4)	2.65%	2.80% (5)	-0.15%
Customers	115,000	95,000	20.5%

(4)
Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the Company’s processing revenue by the total dollar transaction value in the same quarter.

(5)	Take rate for the period excludes certain gateway fees included in processing revenue and not reflected in the Company’s total transaction value.
(6)	Average revenue per unit (ARPU) is calculated using recurring revenue divided by the number of connected devices over a 12-month trailing period.

•	Total transaction value grew by 33.9% to $1.752 billion.

•	Number of processed transactions increased 17.6% to 760 million.

•	Take rate was 2.65% as the Company continues to expand into additional high-value verticals.

•	Growth in the customer base continued at a healthy pace, adding nearly 5,000 new customers in the fourth quarter of 2025. an increase of 20.5%.

Recent Business Highlights

•
Completed the acquisition of Lynkwell, an AI-enabled EV Charging platform. The acquisition reinforces Nayax’s strategy to deliver a comprehensive platform that unites payment acceptance with advanced operational management software across the verticals it serves. In EV charging, Nayax has expanded through partnerships that embed its payment technology into a range of EV charging equipment, and Lynkwell extends that strategy with a powerful, purpose-built AI enabled management software platform which has already been evaluated and approved by hundreds of utilities, funding programs, and state and government procurement contracts.

•
Completed an offering in Israel by way of the expansion of its Series A Notes and Series 1 Warrants. The net proceeds from the Offering were approximately NIS 558.4 million (approximately $173.1 million). The Company intends to use the net proceeds of the Offering for general corporate purposes including potential acquisitions.

•
Partnered with Unipass to launch a fully unified card-present and online payments solution for UK SaaS platforms. Unipaas will integrate Nayax’s Nova Modu and Nova 55F mobile terminals into its embedded payments platform, with all channels managed through a single Unipaas-operated solution to give merchants one unified experience across online and in-person payments.

•	Announced a new global partnership with Tritium, a leading DC fast charger OEM, to enable Tritium to deploy a single card-present payment solution across its charger network in more than 50 countries.

2026 Financial Outlook

For the year ending December 31, 2026, Nayax expects revenue in the range of $510 million to $520 million. The guidance is inclusive of organic revenue growth of 22% to 25% and the expected contribution from the Lynkwell acquisition.

Adjusted EBITDA guidance for the year is between $85 million and $90 million, which represents an adjusted EBITDA margin of about 17%.

The Company expects free cash conversion from Adjusted EBITDA of approximately 40%, reflecting the partial reversal of certain working capital timing items incurred in 2025, the continued growth of Nayax Capital’s installment portfolio, and our typically higher concentration of hardware revenue in the fourth quarter. Free cash flow is defined as net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment.

Mid-term Outlook

With respect to Nayax’s mid-term 2028 outlook, which was introduced shortly after its IPO in 2021, the Company continues to make measurable progress. The framework includes revenue of $1.0 billion driven by a combination of organic growth and strategic M&A, gross margin of 50%, and Adjusted EBITDA margin of 30%, as we continue to drive high margin recurring revenues and operational efficiency.

It is noted that the financial outlook provided by Nayax constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks and is current as of today. Unless required by law, Nayax has no obligation to update its guidance. Please see the cautionary note regarding forward-looking statements below.

Investor Conference Calls

Nayax will host two conference calls to discuss its results later today, March 9, 2026. The first will be in English for international investors and the other in Hebrew for Israel-based investors to discuss its fourth quarter and full year 2025 results.

The conference call in English will be held at: 8:30 a.m. Eastern Time / 2:30 p.m. Israel Time / 5:30 a.m. Pacific Time. The conference call in Hebrew will be held at: 10:30 a.m. Eastern Time / 4:30 p.m. Israel time / 7:30 a.m. Pacific Time.

Participating on the call will be Yair Nechmad, Chief Executive Officer, Sagit Manor, Chief Financial Officer, and Aaron Greenberg, Chief Strategy Officer

For the conference call in English, Nayax encourages participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. Participants will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13758768&linkSecurityString=1ec1a67930

For those who are unable to pre-register, kindly join the conference call/webcast by using one of the dial-in numbers or clicking the webcast link below.

•	U.S. TOLL-FREE: 1-877-737-7051
•	ISRAEL TOLL-FREE: 1-809-455-690
•	INTERNATIONAL: 1-201-689-8878

WEBCAST LINK:

https://viavid.webcasts.com/starthere.jsp?ei=1752776&tp_key=eb753d7c77 Following the conference call, a replay will be available until March 23, 2026. To access the replay, please dial one of the following numbers:

•	Replay TOLL-FREE: 1-844-512-2921
•	Replay TOLL/INTERNATIONAL: 1-412-317-6671
•	Access PIN: 13758768

An archive of the conference call will also be available on Nayax's Investor Relations website Nayax - Investor Relations.

To access the conference call/webcast in Hebrew, use the link:

Webinar Registration - Zoom

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers’ growth across multiple channels. As of December 31, 2025, Nayax has 13 global offices, approximately 1,200 employees, connections to more than 80 merchant acquirers and payment method integrations and is globally recognized as a payment facilitator. Nayax’s mission is to improve our customers’ revenue potential and operational efficiency — effectively and simply. For more information, please visit www.nayax.com.

Public Relations Contact: Scott Gamm Strategy Voice Associates Scott@strategyvoiceassociates.com	Investor Relations Contact: Aaron Greenberg Chief Strategy Officer IR@nayax.com

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations, such as statements in this press release regarding our financial outlook, future business prospects and the impact of recent acquisitions or partnerships published by the Company. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 9, 2026 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains financial metrics presented on a constant currency basis as well as Adjusted EBITDA and Free Cash Flow, each of which are non-IFRS financial measures, as a measure to evaluate our past results and future prospects.

Constant Currency

Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. The constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

The Company cannot provide expected net income without unreasonable effort because certain items that impact net income are out of the Company's control and/or cannot be reasonably predicted at this time, of which unavailable information could have a significant impact on the Company’s IFRS financial results.

Organic Revenue

Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period excluding finance expenses, tax expense (benefit), depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition costs and our share in losses of associates accounted for by the equity method.

We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITDA may be different from similarly titled measures used by other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITDA.

A reconciliation is provided at the end of this press release for Adjusted EBITDA to net profit or loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review net loss and the reconciliation to Adjusted EBITDA included below and to not rely on any single financial measure to evaluate our business.

Free Cash Flow

Free Cash Flow is a non-IFRS financial measure that we define as net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment. A reconciliation is provided at the end of this press release for Free Cash Flow to Net cash provided from operating activities, the most directly comparable financial measure prepared in accordance with IFRS.

Adjusted OPEX

Adjusted OPEX is a non-IFRS financial measure that we define as total OPEX excluding stock based compensation, depreciation and amortization.

Other Financial Metrics - Dollar-based net retention rate

Measured as a percentage of Recurring Revenue from returning customers in a given period as compared to the Recurring Revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn.

NAYAX LTD.
Consolidated Financial Statements
2025 Annual Report

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Nayax Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nayax Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other  procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment

As described in Notes 2, 3 and 12 to the consolidated financial statements, the Company’s goodwill balance was $64.4 million at December 31, 2025. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the recoverable amount of the cash generating unit to which goodwill belongs to its carrying value. If the carrying value exceeds the recoverable amount of the cash generating units, an impairment loss is recognized in an amount equal to such excess. Recoverable amounts of cash generating units are estimated by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to the amount and timing of projected future cash flows, nominal growth rates and the discount rates.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the recoverable amount of the cash generating units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s significant assumptions related to the amount and timing of projected future cash flows, nominal growth rates and the discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for developing the recoverable amount estimate; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy and relevance of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the amount and timing of projected future cash flows, nominal growth rates and the discount rates. Evaluating management’s assumptions related to the amount and timing of projected future cash flows, nominal growth rates and discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the discount rates assumption.

Tel Aviv, Israel	/s/ Kesselman & Kesselman
March 9, 2026	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2015.

NAYAX LTD.
CONSOLIDATED BALANCE SHEETS

		December 31
		2025	2024
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7	319,538	83,130
Restricted cash transferable to customers for processing activity	8	91,965	60,299
Short-term bank deposits		1,171	9,327
Receivables in respect of processing activity		47,865	45,071
Trade receivable, net	9	103,975	55,694
Inventory		28,594	19,768
Other current assets		27,056	14,368
Total current assets		620,164	287,657

NON-CURRENT ASSETS:
Long-term bank deposits		211	2,155
Other long-term assets		8,596	4,253
Investment in associates		-	3,754
Right-of-use assets, net	10	8,911	6,292
Property and equipment, net	11	20,362	11,112
Goodwill and intangible assets, net	12	190,493	117,670
Deferred income tax assets		3,901	-
Total non-current assets		232,474	145,236
TOTAL ASSETS		852,638	432,893

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED BALANCE SHEETS

		December 31
		2025	2024
	Note	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and short term loan	13a.	-	25,276
Current maturities of long-term bank loans	13b.	3,220	3,978
Current maturities of other long-term liabilities		5,538	1,353
Current maturities of leases liabilities	10	3,474	2,967
Payables in respect of processing activity		180,795	130,958
Trade payables		29,370	21,059
Other payables		52,021	33,887
Total current liabilities		274,418	219,478

NON-CURRENT LIABILITIES:
Long-term bank loans	13b.	10,465	18,605
Other long-term liabilities	14	9,329	21,213
Debentures	13c.	314,064	-
Lease liabilities	10	6,402	4,078
Deferred income taxes	15	6,945	4,274
Total non-current liabilities		347,205	48,170
TOTAL LIABILITIES		621,623	267,648

EQUITY:	16
Shareholders Equity:
Share capital		9	9
Additional paid in capital		242,759	220,715
Capital reserves		7,882	7,832
Accumulated deficit		(19,635)	(63,311)
TOTAL EQUITY		231,015	165,245
TOTAL LIABILITIES AND EQUITY		852,638	432,893

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31
		2025	2024	2023
		U.S. dollars in thousands
	Note	(Excluding loss per share data)

Revenues	17	400,433	314,013	235,491
Cost of revenues	18	(207,471)	(172,479)	(147,198)
Gross Profit		192,962	141,534	88,293

Research and development expenses	19	(29,959)	(25,374)	(21,928)
Selling, general and administrative expenses	20	(121,307)	(98,196)	(70,320)
Depreciation and amortization in respect of technology and capitalized development costs	12	(14,167)	(11,566)	(6,430)
Other income (expenses)		10,257	(2,023)	(444)
Share of losses of equity method investees		(226)	(1,270)	(1,555)
Operating Income (Loss)		37,560	3,105	(12,384)

Financial Income	21	10,672	3,408	2,493
Financial Expense	21	(13,666)	(10,897)	(4,781)
Profit (loss) before taxes on income		34,566	(4,384)	(14,672)

Tax benefits (expenses)	15	950	(1,247)	(1,215)
Profit (loss) for the period		35,516	(5,631)	(15,887)

Earnings (loss) per share attributed to shareholders of the Company:	22
Basic earnings (loss) per share		0.960	(0.157)	(0.479)
Diluted earnings (loss) per share		0.943	(0.157)	(0.479)

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands
Profit (loss) for the period	35,516	(5,631)	(15,887)

Other comprehensive income (loss) for the year:

Items that will not be reclassified to profit or loss:
Gain from remeasurement of liabilities (net) in
respect of post-employment benefit obligations	53	215	-
Items that may be reclassified to profit or loss:
Loss from translation of financial statements of foreign operations	(421)	(2,454)	(170)
Gains on cash flow hedges	418	428	42
Total other comprehensive income (loss) for the period	50	(1,811)	(128)
Total comprehensive income (loss) for the period	35,566	(7,442)	(16,015)

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to shareholders of the Company
	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance at January 1, 2023	8	151,406	248	9,503	20	(56,550)	104,635
Changes during the year;
Loss for the year	-	-	-	-	-	(15,887)	(15,887)
Other comprehensive income (loss) for the year	-	-	-	42	(170)	-	(128)
Employee options exercised and vesting of RSUs	*	2,118	-	-	-	-	2,118
Share-based payment	-	-	-	-	-	6,852	6,852
Balance at December 31, 2023	8	153,524	248	9,545	(150)	(65,585)	97,590

Balance at January 1, 2024	8	153,524	248	9,545	(150)	(65,585)	97,590
Changes during the year;
Loss for the year	-	-	-	-	-	(5,631)	(5,631)
Other comprehensive income (loss) for the year	-	-	215	428	(2,454)	-	(1,811)
Issuance of ordinary shares	1	63,190	-	-	-	-	63,191
Employee options exercised and vesting of RSUs	*	4,001	-	-	-	-	4,001
Share-based payment	-	-	-	-	-	7,905	7,905
Balance at December 31, 2024	9	220,715	463	9,973	(2,604)	(63,311)	165,245

Balance at January 1, 2025	9	220,715	463	9,973	(2,604)	(63,311)	165,245
Changes during the year;
Profit for the period	-	-	-	-	-	35,516	35,516
Issuance of warrants, net	-	16,576	-	-	-	-	16,576
Issuance of options due acquisition	-	1,222	-	-	-	-	1,222
Other comprehensive income (loss) for the year	-	-	53	418	(421)	-	50
Employee options exercised and vesting of RSUs	*	4,246	-	-	-	-	4,246
Share-based payment	-	-	-	-	-	8,160	8,160
Balance at December 31, 2025	9	242,759	516	10,391	(3,025)	(19,635)	231,015

*Presents less than 1 thousand

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) for the period	35,516	(5,631)	(15,887)
Adjustments required to reflect the cash flow from operating activities (see Appendix A)	4,772	48,533	24,685
Net cash provided by operating activities	40,288	42,902	8,798

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(22,766)	(21,893)	(15,948)
Acquisition of property and equipment	(5,329)	(3,081)	(611)
Loans granted to related companies and others	(9,447)	(559)	(1,432)
Decrease (Increase) in bank deposits	11,122	(7,952)	(2,154)
Interest received	6,014	3,108	1,683
Investments in financial assets and other asset	(6,416)	(283)	(195)
Proceeds from sub-lessee	22	243	155
Payments for acquisitions of subsidiaries, net of cash acquired	(39,886)	(14,934)	(18,329)
Payment of deferred consideration and contingent liability due consideration of subsidiary acquisition	(12,054)	(555)	-
Net cash used in investing activities	(78,740)	(45,906)	(36,831)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	-	62,686	-
Proceeds from issue of debentures and warrants, net	306,841	-	-
Interest paid	(7,223)	(4,549)	(2,651)
Changes in short-term bank credit and short term loan	(26,000)	(23,315)	39,135
Receipt of long-term bank loans	-	22,835	-
Repayment of long-term bank loans	(8,689)	(3,177)	(998)
Repayment of long-term loans from others	-	(3,837)	(3,626)
Repayment of other long-term liabilities	(1,000)	(1,100)	(304)
Employee options exercised	4,945	3,956	2,177
Principal lease payments	(3,050)	(2,655)	(2,182)
Net cash provided by financing activities	265,824	50,844	31,551

Increase in cash and cash equivalents	227,372	47,840	3,518
Balance of cash and cash equivalents at beginning of year	83,130	38,386	33,880
Gains (losses) from exchange differences on cash and cash equivalents	11,249	(2,688)	906
Gains (losses) from translation of cash and cash equivalents of foreign operation	(2,213)	(408)	82
Balance of cash and cash equivalents at end of year	319,538	83,130	38,386

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands
Appendix A – adjustments required to reflect the cash flows from operating activities:

Adjustments in respect of:
Depreciation and amortization	25,487	21,370	12,505
Post-employment benefit obligations, net	(68)	(17)	25
Deferred taxes	(5,399)	(1,358)	(294)
Finance expenses, net	1,775	6,570	750
Expenses in respect of long-term employee benefits	-	634	237
Income from gaining control in subsidiary	(12,152)	-	-
Share of loss of equity method investee	226	1,270	1,555
Long-term deferred income	218	2,355	(85)
Expenses in respect of share-based compensation	7,305	7,187	6,027
Total adjustments	17,392	38,011	20,720

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(31,644)	(10,441)	(15,739)
Increase in receivables from processing activity	(2,794)	(1,810)	(17,880)
Increase in trade receivables	(31,733)	(10,683)	(12,487)
Increase in other current assets	(6,677)	(892)	(1,073)
Decrease (Increase) in inventory	(4,967)	2,069	3,239
Increase in payables in respect of processing activity	49,837	26,435	41,187
Increase in trade payables	3,952	3,361	1,189
Increase in other payables	11,406	2,483	5,529
Total changes in operating asset and liability items	(12,620)	10,522	3,965
Total adjustments required to reflect the cash flow from operating activities	4,772	48,533	24,685

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment on credit	197	152	97
Recognition of right-of-use assets through lease liabilities	4,883	1,653	338
Recognition of Sub lease asset	-	-	455
Share based payments costs attributed to development activities, capitalized as intangible assets	855	718	825

The accompanying notes are an integral part of these financial statements.

  IFRS to Non-IFRS Reconciliation

Year ended (U.S. dollars in thousands)
	Dec 31, 2025	Dec 31, 2024	Dec 31, 2023
Net income/loss for the period	35,516	(5,631)	(15,887)
Finance expense, net	2,994	7,489	2,288
Income tax expense (benefit)	(950)	1,247	1,215
Depreciation and amortization	25,487	21,370	12,505
EBITDA	63,047	24,475	121
Share-based payment costs	7,305	7,187	6,027
Employment benefit cost(1)	773	541	-
Other (income) expense(2)	(10,257)	2,023	444
Share of loss of equity method investee	226	1,270	1,555
ADJUSTED EBITDA	61,094	35,496	8,147

(1)	Other compensation arrangements provided to the shareholders of VMTRepresents payroll expenses resulting from one-time structural change made by the Company

(2)
Consists primarily of (i) gain recognized from remeasurement of an equity accounted investee, upon obtaining control of Tigapo and Nayax Capital, (ii) professional fees and expenses incurred in connection with our acquisitions of UpPay, Tigapo, Inepro Pay, IoT and Lynkwell, and (iii) payroll expenses resulting from one-time structural change made by the Company

The following is a reconciliation of Operating Cash for the period, the most directly comparable IFRS financial measure, to Free Cash Flow for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Dec 31, 2025	Dec 31, 2024	Dec 31, 2023
Operating Cash	40,288	42,902	8,798
Capitalized development costs	(22,766)	(21,893)	(15,948)
Acquisition of property and equipment	(5,329)	(3,081)	(611)
Free Cash Flow	12,193	17,928	(7,761)

The following is a reconciliation of OPEX for the period, the most directly comparable IFRS financial measure, to Adjusted OPEX for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Dec 31, 2025	Dec 31, 2024(2)	Dec 31, 2023
OPEX	165,433	135,136	98,678
Stock Based Compensation	(6,973)	(6,830)	(5,775)
Depreciation & Amortization	(24,065)	(20,361)	(12,245)
Employment Benefit Cost(1)	(773)	(528)	-
Adjusted OPEX	133,622	107,417	80,658

(1)	Other compensation arrangements provided to the shareholders of VMT

(2)	The Adjusted OPEX for 2024 has been revised from 107,945 to 107,417 to correct a prior period error. All comparative figures presented herein reflect the restated amount.

Quarter ended (U.S. dollars in thousands)
	Dec 31, 2025	Dec 31, 2024
Net income/loss for the period	13,171	1,646
Finance expense, net	1,694	1,171
Income tax expense (benefit)	(2,561)	734
Depreciation and amortization	6,922	5,875
EBITDA	19,226	9,426
Share-based payment costs	448	1,240
Employment benefit cost(1)	207	203
Other (income) expense(2)	687	1,517
Share of loss of equity method investee	-	385
ADJUSTED EBITDA	20,568	12,771

(1)	Other compensation arrangements provided to the shareholders of VMT

(2)	The amount represents professional fees and other expenses incurred in connection with the acquisition of Lynkwell in the last quarter of 2025

The following is a reconciliation of Operating Cash for the period, the most directly comparable IFRS financial measure, to Free Cash Flow for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Dec 31, 2025	Dec 31, 2024
Operating Cash	15,591	17,008
Capitalized development costs	(5,741)	(6,435)
Acquisition of property and equipment	(1,352)	(1,296)
Free Cash Flow	8,498	9,277

The following is a reconciliation of OPEX for the period, the most directly comparable IFRS financial measure, to Adjusted OPEX for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Dec 31, 2025	Dec 31, 2024
OPEX	42,522	35,534
Stock Based Compensation	(418)	(1,182)
Depreciation & Amortization	(6,384)	(5,378)
Employment Benefit Cost(1)	(207)	(190)
Adjusted OPEX	35,513	28,784

(1)	Other compensation arrangements provided to the shareholders of VMT